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                                                                    EXHIBIT 99.3

GANSTER SCRIPT FOR FINANCIAL ANALYST CALL:

[Paul Birch opening comments and introduction of Dennis Ganster...]

Thanks Paul and thanks to all of you for your time and attention this morning.

Today's news is exciting for many reasons. We are very excited to communicate the recent news to you and the positive impact we see it having on not only our company, but the unified entity of Geac and Comshare and the financial analytics and business performance management market in general.

Comshare, Incorporated is a leading provider of corporate performance management software including planning, budgeting, forecasting, financial consolidation, and management reporting and analysis solutions. The Company has revenue of U.S.$58.3 million for the 12 months ended March 31, 2003, XX employees, no debt and had approximately $18 million in cash as of March 31, 2003. Comshare was founded here in the U.S. in 1966 and has well established direct sales operations domestically, as well as in the United Kingdom and Canada, and a network of resellers and distributors in more than 40 countries worldwide. Our customers vary in size and scope, from mid-sized companies to diversified global enterprises. Many of them are Fortune 500 and Financial Times 1000 companies. In fact, we currently have more than 500 customers worldwide including several Fortune 500 customers with more than 1,000 users each.

As Paul mentioned, this deal is a natural fit and extremely beneficial to Comshare, its customers, employees and shareholders. With synergistic technologies, coupled with access to Geac's deep financial resources and a loyal, global installed base of 18,000 customers, we will be well positioned to better capitalize on a growing market, gain competitive advantage, win new customers and increase all sales pipelines, strengthen our global footprint, and drive revenues moving forward.



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Another exciting aspect of this acquisition is the fact that Comshare and Geac already share several customers. American Re-Insurance, who recently presented at Geac's ALLIANCE2003 user conference, is running Comshare MPC with Geac's SmartStream solution and achieving greater performance as a result. Because Geac and Comshare customers are synergistic in terms of profile and technology requirements, we are confident there will be strong customer demand for our combined solutions that will further validate the merits of this acquisition.

Furthermore, we were very impressed with Geac's philosophy, work ethic and results, specifically its financial performance and the proven ability to execute on its growth strategy in the past 18 months. We are confident that the Geac management team is dedicated to developing and delivering solutions to best meet customer demand and we believe strongly that they will continue to execute on their stated promises.

I will now turn the call back to Paul. Thank you for your interest and time this morning.